Memo

TO:	Samantha A. Brutlag Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	August 1, 2024
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on May 31, 2024 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on July 15, 2024.

The comments are set forth below in italics, with responses immediately following.

A.	General Comment

1.	If a comment applies to multiple funds or sections in the filing, please apply the comment to all instances.

RESPONSE: The Registrant has made conforming changes, as applicable.

B.	Prospectus Comments

1.	JNL Multi-Manager Small Cap Growth Fund

a.
In the “Principal Investment Strategies” section, it states, “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the equity securities of small-capitalization companies that, when purchased, have market capitalizations between the smallest company and 120% of the largest company in the Morningstar US Small Cap Broad Growth Extended Index.” Please explain why it is appropriate to use 120% in excess of the largest company in the Morningstar US Small Cap Broad Growth Extended Index, when said company already has a market capitalization that is considered high for a small capitalization stock.

RESPONSE:  The Registrant believes the current language is appropriate because the referenced “largest company” is part of a small cap index. The 120% portion of the policy avoids the Fund being required to prematurely sell or trim successful positions to the detriment of the Fund’s shareholders.

b.	In the “Principal Investment Strategies” section, please consider explicitly listing the number of sub-advisers for the Fund, for example, stating that “The Fund has seven sub-advisers.”

RESPONSE:  The Registrant has revised the disclosure as follows (new text is underlined and deleted text is stricken):

“Seven unaffiliated ~~Unaffiliated~~ investment managers (“Sub-Advisers”) generally provide day to day management for a portion of the Fund’s assets (each portion is sometimes referred to as a “sleeve”).  Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.”

c.
In the “Principal Investment Strategies” section, the last sentence of the “GIM Strategy” disclosure states, “The strategy believes that this approach expands the investment opportunity set, diversifies the sources of alpha, and mitigates risk.” Please revise the phrase “diversifies the sources of alpha,” to be in Plain English.

RESPONSE: The Registrant has revised the disclosure as follows (deleted text is stricken):

“The Small Cap Select strategy takes a diversified approach to growth by seeking companies that can either sustain growth for an extended time, or materially accelerate their growth rate over the near to medium term. The strategy believes that this approach expands the investment opportunity set~~, diversifies the sources of alpha,~~ and mitigates risk.”

d.	Please supplementally explain to the Commission Staff why it is appropriate for the Kayne Anderson Rudnick Strategy to invest in mid-cap companies when the term “small cap” in the Fund’s name.

RESPONSE: The Registrant confirms that it does not violate Rule 35d-1 (the Names Rule) for the Fund to invest in a small number of mid-cap companies (currently less than 2% of the Fund’s portfolio as of July 17, 2024). As stated in the disclosure, Kayne Anderson Rudnick Investment Management, LLC constructs the KAR Strategy by blending two of their unique strategies, Small Cap Growth and Small-Mid Cap Growth strategies. The overlap in holdings between these two strategies in the KAR Strategy is 23.27% (as of July 18, 2024). The Registrant also confirms that the mid-cap companies in the Fund’s portfolio do not count toward satisfying the Fund’s 80% policy in small-cap companies (compliance with the Fund’s 80% policy is at the Fund level (the KAR Strategy is a sleeve of the Fund)).

e.	Please consider whether “Portfolio turnover risk” should be disclosed as a principal risk for the Fund given that the Fund’s portfolio turnover rate for December 31, 2023 was less than 100%.

RESPONSE:  The Registrant has removed “Portfolio turnover risk” as a principal risk.

2.	JNL/American Funds Moderate Allocation Fund

a.	In the “Expenses” section, there are two Class A fee tables listed. Please revise accordingly.

RESPONSE:  The Registrant has updated the second fee table as follows (new text is underlined and deleted text is stricken):
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
~~Class A~~ Class I
Management Fee	0.20%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[2]	0.31%
Total Annual Fund Operating Expenses	0.66%

[1]	"Other Expenses" include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC ("JNAM" or "Adviser") and are based on estimated amounts for the current fiscal year.
[2]
Acquired Fund Fees and Expenses are the indirect expenses of investing in other investment companies.  Accordingly, the expense ratio presented in the Financial Highlights section of the prospectus will not correlate to the Total Annual Fund Operating Expenses disclosed above. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

b.	In the “Expenses” section, please note that Instruction 6(b) of Item 3 to Form N-1A states only the 1- and 3-year examples are to be completed. Please revise accordingly.

RESPONSE:  The Registrant respectfully declines this comment as the 5- and 10-year examples are automatically included due to a software limitation.

c.
In the “Principal Investment Strategies” section, it states that, “the Adviser seeks to maintain a portfolio of intermediate duration within investment grade debt.”  Please include disclosure explaining what the Adviser considers to be “intermediate duration.” For example, three to five years, etc.

RESPONSE: The Registrant has revised the disclosure as follows (deleted text is stricken):

“Some of the Underlying Funds may invest in securities issued by companies located in countries outside the United States, including a range of developing and emerging market countries. Fund investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Underlying Funds may invest in a variety of sectors and credit qualities, including government bonds, inflation-linked bonds, investment grade corporate bonds, high yield corporate bonds (commonly referred to as “junk bonds”), mortgages, and emerging market debt.  ~~Under normal market circumstances, the Adviser seeks to maintain a portfolio of intermediate duration within investment grade debt~~.”

3.	JNL/Cohen & Steers U.S. Realty Fund

a.	In the Annual Fund Operating Expenses tables, please add a footnote stating that the expense information has been restated to reflect current fees.

RESPONSE:  The Registrant has updated the Annual Fund Operating Expenses tables as follows (new text is underlined):
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management Fee	0.58%
Distribution and/or Service (12b-1) Fees	0.30%
Other Expenses[1]	0.16%
Total Annual Fund Operating Expenses[2]	1.04%
[1]	"Other Expenses" include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC ("JNAM" or "Adviser").
[2]	Expense information has been restated to reflect current fees.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class I
Management Fee	0.58%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.16%
Total Annual Fund Operating Expenses[2]	0.74%
[1]	"Other Expenses" include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC ("JNAM" or "Adviser").
[2]	Expense information has been restated to reflect current fees.
b.	Please consider whether “Portfolio turnover risk” should be added as a principal risk for the Fund given that the Fund’s portfolio turnover rate for December 31, 2023 was over 100%.

RESPONSE:  The Registrant respectfully declines this comment. This Fund will be managed by a new sub-adviser effective October 21, 2024.  The strategy under the new sub-adviser is not expected to have a portfolio turnover rate of greater than 100%.

4.	JNL/JPMorgan Nasdaq® Hedged Equity Fund

a.	In the “Expenses” section, please note that Instruction 6(b) of Item 3 to Form N-1A states only the 1- and 3-year examples are to be completed. Please revise accordingly.

RESPONSE: The Registrant respectfully declines this comment as the 5- and 10-year examples are automatically included due to a software limitation.

b.
In the “Principal Investment Strategies” section, it states, “Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities.” Please revise the language of the Fund’s 80% policy to conform with Rule 35d-1 or remove “Nasdaq” from the Fund’s name.

RESPONSE:  The Registrant has revised the disclosure as follows (new text is underlined):

“Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in equity securities of Nasdaq listed companies.”

5.	JNL/Lazard International Quality Growth Fund

a.	The Fund’s 80% non-fundamental operating policy was removed. Please confirm the Registrant will provide the notice required by Rule 35d-1 to shareholders.

RESPONSE:  The Registrant confirms that the required Rule 35d-1 notice will be provided to shareholders in accordance with Rule 35d-1.

6.	JNL/T. Rowe Price Capital Appreciation Equity Fund

a.	In the “Expenses” section, please note that Instruction 6(b) of Item 3 to Form N-1A states only the 1- and 3-year examples are to be completed. Please revise accordingly.

RESPONSE: The Registrant respectfully declines this comment as the 5- and 10-year examples are automatically included due to a software limitation.

b.
The Commission Staff notes that the following paragraph in the “Expenses” section is not permitted pursuant to Item 3 of Form N-1A and should only be disclosed pursuant to Item 10 of Form N-1A. Please revise accordingly.

“JNAM has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to 100% of the net advisory fees payable to an affiliate of the sub-adviser attributable to the Fund’s investment in funds managed by that affiliate. The waiver will have the effect of reducing the Acquired Fund Fees and Expenses that are indirectly borne by the Fund. The waiver will continue for at least one year from the date of this Prospectus, so long as the sub-advisory agreement remains in effect, and continue thereafter unless the Board of Trustees approves a change in or elimination of the waiver. The impact of this waiver was less than 0.01% for the previous fiscal year.”

RESPONSE: The Registrant has removed this disclosure.

7.	JNL/JPMorgan Managed Conservative Fund, JNL/JPMorgan Managed Moderate Fund, JNL/JPMorgan Managed Aggressive Growth Fund, JNL/JPMorgan Managed Moderate Growth Fund, and JNL/JPMorgan Managed Growth Fund

a.
Please review the disclosure in the “Performance” section for each Fund and elsewhere in the Registration Statement, as applicable, to ensure the following index is reflected consistently throughout the disclosure and revise accordingly: “Bloomberg U.S. Aggregate Index” vs. “Bloomberg U.S. Aggregate Bond Index.”

RESPONSE: The Registrant has made the requested updates.

b.
The Commission Staff notes that the following paragraph in the “Expenses” section for each Fund is not permitted pursuant to Item 3 of Form N-1A and should only be disclosed pursuant to Item 10 of Form N-1A. Please revise accordingly.

“JNAM will voluntarily waive 0.02% of management fees on the Fund’s assets up to $500 million. There is no guarantee that JNAM will continue to provide the waiver in the future.”

RESPONSE: The Registrant has removed this disclosure.

C.	Statement of Additional Information Comments

1.
The Commission Staff notes that the fundamental policies for certain funds with respect to industry concentration state that a fund “may” concentrate in an industry.  The Staff notes that a fund may not reserve freedom to action to concentrate in a particular industry – if a fund has a fundamental policy with respect to industry concentration, it must invest more than 25% of its assets in such industry.

RESPONSE: After consultation with the Commission Staff, the Registrant will revise “may” to “will” for the impacted funds, as these are immaterial, grammatical edits without soliciting a shareholder vote for each fund.

2.
The Commission Staff notes that the fundamental policies for certain funds with respect to industry concentration state that “there are no limitations on the concentration of the investments held by any Fund in any particular industry or group of industries.” The Staff notes that a fund may not reserve freedom to action to concentrate in a particular industry.  Please revise the following paragraph to be rewritten in plain English and clarify what is meant by “no limitations on the concentration of the investments held by any Fund in any particular industry or group of industries.”

“With respect to the JNL/Mellon Communication Services Sector Fund, JNL/Mellon Consumer Discretionary Sector Fund, JNL/Mellon DowSM Index Fund, JNL/Mellon Energy Sector Fund, JNL/Mellon Financial Sector Fund, JNL/Mellon Healthcare Sector Fund, JNL/Mellon Information Technology Sector Fund, JNL/Mellon World Index Fund, and JNL/Mellon Nasdaq® 100 Index Fund, there are no limitations on the concentration of the investments held by any Fund in any particular industry or group of industries. However, because each of the JNL/Mellon Consumer Discretionary Sector Fund, JNL/Mellon Energy Sector Fund, JNL/Mellon Financial Sector Fund, JNL/Mellon Healthcare Sector Fund, JNL/Mellon Information Technology Sector Fund, and JNL/Mellon Communication Services Sector Fund invests primarily in common stocks of companies within specific industries, these Sector Funds’ performance is closely tied to, and affected by, those specific industries.  Companies within an industry are often faced with the same obstacles, issues or regulatory burdens, and their common stocks may react similarly to and move in unison with these and other market conditions.  As a result of these factors, stocks in which these Sector Funds invest may be more volatile than a mixture of stocks of companies from a wide variety of industries.”
RESPONSE: After consultation with the Commission Staff, the Registrant will solicit a shareholder vote for the impacted funds in the above excerpt to clarify in Plain English that these funds will concentrate their investments in certain sectors/industries to the extent such sectors/industries are represented in their respective indices. The timing of the solicitation will be in the future when there is at least one other proposal requiring a shareholder vote and the solicitation will be on a fund-by-fund basis. Appendix A reflects the revised language to be approved by shareholders as part of those solicitations.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File

Appendix A
The new text is underlined, and the text to be deleted text is stricken.

Funds in Scope:
JNL/Mellon Communication Services Sector Fund
JNL/Mellon Consumer Discretionary Sector Fund
JNL/Mellon Energy Sector Fund
JNL/Mellon Financial Sector Fund
JNL/Mellon Healthcare Sector Fund
JNL/Mellon Information Technology Sector Fund
JNL/Mellon DowSM Index Fund
JNL/Mellon World Index Fund
JNL/Mellon Nasdaq® 100 Index Fund

~~With respect to the JNL/Mellon Communication Services Sector Fund, JNL/Mellon Consumer Discretionary Sector Fund, JNL/Mellon DowSM Index Fund, JNL/Mellon Energy Sector Fund, JNL/Mellon Financial Sector Fund, JNL/Mellon Healthcare Sector Fund, JNL/Mellon Information Technology Sector Fund, JNL/Mellon World Index Fund, and JNL/Mellon Nasdaq® 100 Index Fund, there are no limitations on the concentration of the investments held by any Fund in any particular industry or group of industries.  However, because each of the JNL/Mellon Consumer Discretionary Sector Fund, JNL/Mellon Energy Sector Fund, JNL/Mellon Financial Sector Fund, JNL/Mellon Healthcare Sector Fund, JNL/Mellon Information Technology Sector Fund, and JNL/Mellon Communication Services Sector Fund invests primarily in common stocks of companies within specific industries, these Sector Funds’ performance is closely tied to, and affected by, those specific industries.  Companies within an industry are often faced with the same obstacles, issues or regulatory burdens, and their common stocks may react similarly to and move in unison with these and other market conditions.  As a result of these factors, stocks in which these Sector Funds invest may be more volatile than a mixture of stocks of companies from a wide variety of industries.~~

The JNL/Mellon Communication Services Sector Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar US Communication Services Index (“Index”) in proportion to their market capitalization weighting in the Index. The Fund will concentrate in certain industries in the communication services sector to the extent such industries are represented in the Index.

The JNL/Mellon Consumer Discretionary Sector Fund invests under normal circumstances at least 80% of its assets in the stocks included in the Morningstar US Consumer Cyclical Index (“Index”) in proportion to their market capitalization weighting in the Index.  The Fund will concentrate in certain industries in the consumer discretionary sector to the extent such industries are represented in the Index.

The JNL/Mellon Energy Sector Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar US Energy Index (“Index”) in proportion to their market capitalization weighting in the Index. The Fund will concentrate in certain industries in the energy sector to the extent such industries are represented in the Index.

The JNL/Mellon Financial Sector Fund invests under normal circumstances at least 80% of its assets in the stocks included in the Morningstar US Financial Services Index (“Index”) in proportion to their market capitalization weighting in the Index.  The Fund will concentrate in certain industries in the financial sector to the extent such industries are represented in the Index.

The JNL/Mellon Healthcare Sector Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar US Healthcare Index (“Index”) in proportion to their market capitalization weighting in the Index. The Fund will concentrate in certain industries in the healthcare sector to the extent such industries are represented in the Index.

The JNL/Mellon Information Technology Sector Fund invests under normal circumstances at least 80% of its assets in the stocks included in the Morningstar US Technology Index (“Index”) in proportion to their market capitalization weighting in the Index.  The Fund will concentrate in certain industries in the information technology sector to the extent such industries are represented in the Index.

The JNL/Mellon DowSM Index Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the thirty securities which comprise the Dow Jones Industrial Average™ (“DJIA®”), with the weight of each security in the Fund substantially corresponding to the weight of such security in the DJIA®.  The Fund’s investments will be concentrated in certain industries to the extent such industries are represented in the DJIA®.
The JNL/Mellon World Index Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar Developed Markets Target Market Exposure (Net) Index ("Index") or derivative securities economically related to the Index, a rules based, float market capitalization-weighted index designed to cover 85% of the equity float-adjusted market capitalization of the Developed Markets equity markets. The Fund’s investments will be concentrated in certain industries to the extent such industries are represented in the Index.

The JNL/Mellon Nasdaq® 100 Index Fund seeks to achieve its objective by investing in the securities which comprise the NASDAQ-100® Index™ (“Index”).  The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Index in proportion to their market capitalization weighting in the Index. The Fund’s investments will be concentrated in certain industries to the extent such industries are represented in the Index.